EXHIBIT 99.1

Ad hoc Notice under Section 15 Securities Trading Act

Applications for Judicial Award Proceedings Admissible

In an ad hoc notice dated March 15, 2005, Celanese AG indicated that all 44 applications for the initiation of judicial award proceedings on the appropriateness of the guaranteed fixed annual payment (Ausgleich) and the cash compensation (Abfindung) set forth in the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG were dismissed for formal reasons as inadmissible by Frankfurt am Main District Court. Following the ruling 33 immediate appeals were lodged.Decisions by Frankfurt am Main Higher Regional Court were today served on Celanese AG ruling that 23 applications are admissible. The proceedings will therefore continue in Frankfurt am Main District Court.

Kronberg/Taunus, January 16, 2006

Celanese AG

Management Board